# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: YY Group Holding Ltd., CIK 0001985337
CUSIP: G9888Q103
Title of class of securities: Class A Ordinary Shares, each with no par value
Address of issuer's principal executive offices: TEO SHAO WEI, APT BLOCK 188 , JALAN EUNOS #4- 08, SINGAPORE, Singapore (U0), 419538
Date of event which requires filing of this statement: 06/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002108319

## Reporting persons
- TEO SHAO WEI: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 3,900,000; shared voting power 0; sole dispositive power 3,900,000; shared dispositive power 0; aggregate amount beneficially owned 3,900,000 (5.728% of the class)
  Comment: (1) Based upon 69,854,062shares of Class A ordinary shares of the Issuer issued and outstanding as stated in the Company's List of Shareholders as of December 29, 2025, provided by TranShare Corp, the Company's Transfer Agent.

## Item 1. Issuer
Name of issuer: YY Group Holding Ltd.
Address of issuer's principal executive offices: 60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051

## Item 2. Person Filing
Name of person filing: TEO SHAO WEI
Address of principal business office or, if none, residence:
APT BLOCK 188, JALAN EUNOS,
#4-08
Singapore 419538
Citizenship: Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3900000.00
Percent of class: 5.728
Sole power to vote or to direct the vote: 3900000.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3900000.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TEO SHAO WEI: /s/ TEO SHAO WEI, TEO SHAO WEI (02/04/2026)